

11016548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Options, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri (212) 651-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Granieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Options, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Kronemer Barry Jacob
Notary Public, State of NY
No. 02KR6089598
Qualified in New York County
Commission Exp. 5/1/2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

JANE STREET OPTIONS, LLC

CONTENTS
December 31, 2010


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") (a wholly owned subsidiary of JSOH, LLC) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.


Eisner Amper LLP

New York, New York
February 28, 2011

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	67,044
Securities owned, at fair value:		
Equities		293,830,419
Options		78,125,509
Due from Parent		17,680
Due from affiliate		85,966
Total assets	$	372,126,618
LIABILITIES AND MEMBER'S DEFICIT		
Liabilities:		
Securities sold, not yet purchased, at fair value:		
Equities	$	174,893,862
Options		76,722,912
Due to broker		98,243,313
Due to Holding		13,723,073
Due to affiliates		9,987,844
Accrued expenses and other liabilities		75,407
Total liabilities		373,646,411
Member's deficit		(1,519,793)
Total liabilities and member's deficit	$	372,126,618

See Notes to Statement of Financial Condition

1. Nature of Operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of JSOH, LLC (the "Parent"). The Parent is a wholly owned subsidiary of Jane Street Holding, LLC ("Holding"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of and market-maker on the Chicago Board Options Exchange, Inc. ("CBOE").

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from these estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities owned and equity securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2010. Those American Depository Receipts ("ADRs") which are included in equity securities owned and equity securities sold, not yet purchased and are readily convertible into the underlying equity security and are traded on the OTC market are valued at the last available public sale price on the exchange of its origin. Furthermore, listed ADRs and the underlying equity security are valued at the last available ADR price on the exchange.

Domestic options owned and domestic options sold, not yet purchased, are valued using the Options Clearing Corporation ("OCC") prices at December 31, 2010. These prices generally fall within the parameters of the bid and ask prices on the exchange. All other options are priced using last traded exchange price at December 31, 2010.

Futures contracts traded on a national securities exchange are valued at the last reported sales price at December 31, 2010.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's deficit.

Dividend income and dividend expense on securities sold, not yet purchased are recorded on the ex-dividend date.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes; therefore, no provision for income taxes has been made in the accompanying financial statement for United States federal, state and city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's deficit. The Company has not accrued any amounts related to the tax positions and related uncertainties.

New Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. The Company has adopted the related disclosures for the 2010 financial statement. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's Statement of Financial Condition.

3. Fair value of financial instruments

As of December 31, 2010:

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities owned			
Equities			
Basic Materials	$ 45,070,137	$ -	$ 45,070,137
Communications	13,683,068	2,888	13,685,956
Consumer, Cyclical	16,015,151	-	16,015,151
Consumer, Non-cyclical	49,363,913	1,920,303	51,284,216
Energy	27,310,885	-	27,310,885
Financial	119,464,793	278,280	119,743,073
Industrial	7,713,135	-	7,713,135
Technology	11,598,848	-	11,598,848
Utilities	157,502	1,251,516	1,409,018
Total Equities	290,377,432	3,452,987	293,830,419
Options			
Basic Materials	-	20,282,562	20,282,562
Communications	-	4,990,024	4,990,024
Consumer, Cyclical	-	3,029,234	3,029,234
Consumer, Non-cyclical	-	6,686,170	6,686,170
Energy	-	5,418,921	5,418,921
Financial	-	31,691,846	31,691,846
Industrial	-	1,352,672	1,352,672
Technology	-	4,404,252	4,404,252
Utilities	-	269,828	269,828
Total Options	-	78,125,509	78,125,509
Total Securities owned:	$ 290,377,432	$ 81,578,496	$ 371,955,928

Derivative assets	Level 1	Level 2	Total
Futures contracts included in Due to broker:	$ -	$ 1,001,100	$ 1,001,100

	Fair Value Hierarchy		
	Level 1	Level 2	Total
Securities sold, not yet purchased			
Equities			
Basic Materials	$ 22,792,772	$ -	$ 22,792,772
Communications	14,659,600	-	14,659,600
Consumer, Cyclical	1,940,734	-	1,940,734
Consumer, Non-cyclical	14,106,623	-	14,106,623
Energy	28,204,752	400,148	28,604,900
Financial	83,659,647	34,710	83,694,357
Industrial	2,585,793	-	2,585,793
Technology	2,648,964	22,862	2,671,826
Utilities	3,837,257	-	3,837,257
Total Equities	174,436,142	457,720	174,893,862
Options			
Basic Materials	-	17,740,286	17,740,286
Communications	-	4,891,270	4,891,270
Consumer, Cyclical	-	4,105,841	4,105,841
Consumer, Non-cyclical	-	8,736,873	8,736,873
Energy	-	8,288,693	8,288,693
Financial	140,625	26,127,473	26,268,098
Industrial	-	2,686,173	2,686,173
Technology	-	3,543,783	3,543,783
Utilities	-	461,895	461,895
Total Options	140,625	76,582,287	76,722,912
Total Securities sold, not yet purchased:	$ 174,576,767	$ 77,040,007	$ 251,616,774

Derivative liabilities	Level 1	Level 2	Total
Futures contracts included in Due to broker:	$ -	$ 1,258,625	$ 1,258,625

4. Due to broker and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by one broker.

Amounts Due to broker include cash, net amounts payable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments. Amounts due to broker have been offset against amounts due from broker where the right of offset exists.

The securities held at the broker serve as collateral for the amounts due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

Holding and the Company's affiliates pay for administrative, office space, payroll and certain other operating expenses, on behalf of the Company. An affiliate also allocates to the Company certain costs related to its use of the affiliate's fixed assets. The approximate total amount allocated from Holding for the year ended December 31, 2010, is $7,234,276. This amount is reflected in the Due to Holding balance on the Statement of Financial Condition. The approximate total net amount allocated from affiliates for the year ended December 31, 2010, is $4,959,437. This amount is reflected in the Due to affiliates balance on the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of an affiliate and its Parent. The approximate total amount allocated to the affiliate for the year ended December 31, 2010, is $57,466. This amount is reflected in the Due from affiliate balance on the Statement of Financial Condition. The approximate total amount allocated to the Parent for the year ended December 31, 2010, is $6,180. This amount is reflected in the Due from Parent balance on the Statement of Financial Condition.

6. Regulatory requirements

The Company is a market-maker operating under the exemptive provisions of Rule 15c3-1(b)(1) of the Securities and Exchange Commission, which exempts the Company from the Uniform Net Capital Rule.

As a member of the CBOE, the Company is required to meet certain liquidity requirements. At December 31, 2010, the Company had a Member's deficit of ($1,519,793). This deficit was rectified in 2011 through net income and a capital contribution from the Parent.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities may include the purchase and sale of options, futures, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's deficit.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities, currencies and commodities. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The fair value of derivative financial instruments as of December 31, 2010 and the volume of these financial instruments for the year ended December 31, 2010 are as follows:

	Derivative Fair Value at December 31, 2010			Volume	
Derivative	Assets	Liabilities	Statement of Financial Condition Line Item	Number of Underlying Securities	Number of Contracts
Indices - Futures	$ -	$ 856,200	Due to broker		21,100
Equities - Options	$ 78,125,509	$ 76,582,287	Securities owned; Securities sold, not yet purchased	1,285,264,144	
Equities - Rights and Warrants	$ 305,656	$ -	Securities owned		5,066,583
Commodities - Options	$ -	$ 140,625	Securities sold, not yet purchased	1,300,000	
Commodities - Futures	$ 1,001,100	$ 294,488	Due to broker		2,370
Currencies - Options	$ -	$ -		37,500,000	
Currencies - Futures	$ -	$ 107,937	Due to broker		1,545

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market maker. A market maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions on the Company's financial statement.

While the Company does not directly trade foreign currencies, or stocks denominated in foreign currencies, it may trade stocks that operate primarily in foreign countries or trade currency options; as such, it still has some exposure to currency risk.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for financial instruments and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

10. Subsequent Events

The Parent contributed $9,000,000 of capital in February 2011.